Contact

nabin83@gmail.com

www.linkedin.com/in/nabinbanskota (LinkedIn)

Top Skills

Hedge Funds

Alternative Investments

Investments

Languages

English (Native or Bilingual)

Nepali (Native or Bilingual)

Hindi (Native or Bilingual)

Certifications

Series 7 & 63

Honors-Awards

Chairman's Council Award - Citi Private Bank - 2014

CEO Excellence Award, Citi Private Bank - 2012 & 2013

Citi Private Bank North America Client Service Excellence Award-2015

Citi Private Bank North America Client Service Excellence Award-2013

Winner of ICG-Citi VP Development Program - Email Optimization : 2014

Nabin B.

Co-Founder @ Niural | HR, Payroll, PEO & Payments | Advisor | Fintech & HR Tech | AI & Blockchain

New York, New York, United States

Experience

Niural

Co-Founder & President

July 2022 - Present (2 years 9 months)

United States

Pronounced /ˈno#or(ə)l/, like a neural network. Niural's AI driven global payments and compliance platform enables businesses to manage your entire workforce in one place. From comprehensive US payroll and PEO to contractor management and EOR in 150+ countries, Niural has everything you need in one platform. Run US payroll; comprehensive benefits, expense management and time tools for your global workforce; pay international contractors, sign locally compliant contracts, pay invoices, and stay fully compliant, all from one platform. Automate your workflows and incorporate AI into core HCM and payroll operations using our LLM - Niural Net.

Nepal Tea Collective | We're Raising

Co-Founder and Board Member

January 2017 - Present (8 years 3 months)

United States

Bring the freshest single-origin teas from the Himalayas of Nepal to the Western world - while helping farmers raise their living standards as 1% of the revenue goes directly to farmers.

Sevaro

Strategic Advisor

January 2021 - Present (4 years 3 months)

United States

A tele-health company focusing on stroke and neurology.

TGND Venture Studio

Venture Mentor

January 2023 - Present (2 years 3 months)

New York, United States

Provide mentorship to start up companies as a part of the TGND Venture Studio incubator program.

Harvest by Acorns
Co-Founder & Board Member
April 2018 - August 2022 (4 years 5 months)
United States

Super AI agent that helped users reduce debt, improve creditworthiness and create financial progress for everyday Americans. Backed by Kleiner Perkins, Lakehouse VC, and founders & execs from Warby Parker, Acorns, Flatiron Health and more. Acquired by Acorns in 2021.

TMF Group
Americas Head of Sales and Business Development
April 2020 - July 2022 (2 years 4 months)
New York, United States

TMF is a world-leading payroll, corporate and fund services provider serving corporations, fund managers, financial institutions in more than 200 countries.

Citi
CFO/COO - Citi Investment Management
April 2011 - April 2018 (7 years 1 month)
Greater New York City Area

Led a team of 60+ finance professionals to direct all financial, tax, fund operational functions for Alternative Investments (AI) funds as a part of Citi Investment Management team.

Contributed to strategic planning, tax structuring, product development/management and risk management for alternative investment platform that resides within Citi Private Bank's Investments division.

Partnered with research teams as well as various support teams including legal, risk, compliance, finance, technology and operations to ensure new products are closed successfully with the appropriate structures/operating models in place.

Engagement, oversight and management of auditors, tax advisers, administrators, custodians, prime brokers, Depositary, AIFM, directors/GPs and other professional service providers for Citi's investment management business.

JP Morgan Chase
Alternative Investments
2010 - 2011 (1 year)

State Street Global Services
Alternative Investments
2009 - 2010 (1 year)

KPMG
Financial Services
2007 - 2009 (2 years)

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Education

Baruch College - Zicklin School of Business
Executive MBA · (2018 - 2019)

Baruch College - Zicklin School of Business
Bachelor's degree, Business Administration and Management, Accounting & Math